

Jeff Jonas · 3rd

Managing Director, Global Business Development at Intel Sports

Milwaukee, Wisconsin · 318 connections · **Contact info**

Intel Sports

 **The University of Ka**

Experience

Intel Sports
3 yrs 8 mos

Managing Director, Global Business Development at Intel Sports
Dec 2016 – Present · 3 yrs 7 mos

Executive Director, Global Business Development
Nov 2016 – Present · 3 yrs 8 mos

Education



The University of Kansas
Doctor of Philosophy (Ph.D.)
1994 – 1999



Carleton College
Bachelor of Arts (B.A.)

1986 – 1990

Interests



The University of Kansas
183,201 followers



VOKE VR
542 followers



Carleton College
20,183 followers